

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2013

Via E-mail
Mr. Hilario Santos Sosa, Chief Executive Officer,
Chief Financial Officer and Director
Oroplata Resources, Inc.
#3 – 7 San Marcos
Puerto Plata, Dominican Republic

> **Re: Oroplata Resources, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 11, 2013**
> **File No. 333-188752**

Dear Mr. Sosa:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Compliance with Governmental Regulations- Essentials of Mining Laws, page 14

1. We note your revised disclosure in response to comment 8 of our letter dated June 14, 2013 and we partially reissue the comment. Please revise to address the effect of the stated regulations. For instance, please discuss what happens in the event the Leomary is not in good standing. Also, we are unable to access the website you have provided: https://dgm.gov.do/estatusexplorationmetalica.html. Please revise or advise. Finally, we note your table used to set forth what appear to be one-time payments is titled "Annual Payment" and that your subsequent disclosure to the table addresses the "annual amount to keep the Leomary in good standing." Please revise the title of the table to reflect the actual information provided and to clarify the difference between the two sets of disclosure purportedly discussing annual payment.

Environmental Permits, page 16

2. We note your revised disclosure in response to comment 9 of our letter dated June 14,
    2013 and we partially reissue the comment. In this regard, we note the more specific
    disclosure regarding the environmental impact study but we are unable to locate
    disclosure that addresses whether you foresee additional drilling and estimated costs
    associated with the construction and required environmental license.

Market Price of and Dividends on Common Equity and Related Stockholder Matters, page 27

Rule 144 Shares, page 28

3. We note your revised disclosure in response to comment 16 of our letter dated June 14,
    2013. In particular, we note your disclosure setting forth the circumstances under which
    Mr. Sosa may sell shares. Please revise to reconcile this disclosure with the previous
    disclosure in this section stating that Rule 144 is not available for shell companies. In
    light of the company's status as a shell company, it would appear that Rule 144 would
    not be available for the resale of the company's shares.

Management's Discussion of Financial Condition and Results of Operations, page 47

4. Please discuss in greater detail the further exploration program in the summer of 2013,
    including the costs associated with this further exploration. Reconcile the disclosure of
    that further exploration on page 47, which indicates that the additional exploration was
    completed in August 2013, with the disclosure on page 49, which indicates that you have
    not undertaken further exploration work. Similarly revise the disclosure in the property
    and/or business sections. In addition, as previously referenced in comment 17 of our
    letter dated June 14, 2013, please discuss in greater detail your plan of operations,
    including the anticipated time frame, estimated costs, and the impact that funding will
    have upon that timing.

Liquidity and Capital Resources, page 49

5. We note your revised disclosure in response to comment 19 of our letter dated June 14,
    2013. In particular, we note your statement that if the company does not pursue the
    drilling program, the additional funds required would be reduced from $120,268 to
    $21,425. This does not appear to be correct. Please advise or revise.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano at (202) 551-3319 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding engineering comments. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director